Exhibit 99.(d)(5)

American United Life Insurance Company®

[One American Square

Indianapolis, IN  46206]

(Hereafter, referred to as “AUL”, “Company” or “We”)

ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER

To inquire or to obtain information about coverage or for assistance in resolving complaints, You may contact the Company at:  [800-437-4692] or at [www.oneamerica.com].

This Rider is attached to and made a part of Your policy. This Rider is effective as of its Policy Date. The Policy Date of the rider is the same as the Policy Date of the policy to which it is attached unless otherwise stated on the Rider Data Page. This Rider will not change, waive or extend any part of the policy, other than as stated herein. This Rider’s provisions shall control where there is a conflict between this Rider and the policy.

BENEFIT

Subject to the terms of this Rider, upon receipt of the Owner’s written request and due proof, AUL will advance a portion of the Death Benefit to the Owner when the Insured has been certified as Terminally Ill as defined in this Rider, and the conditions described in this Rider are met.

DISCLOSURES

•                  This Rider provides for the accelerated payment of life insurance Death Benefit Proceeds.  This is not meant to cause the Owner to involuntarily access Death Benefit Proceeds ultimately intended to be payable to the designated beneficiary.  An Accelerated Death Benefit payment will be made available to the Owner on a voluntary basis only. Therefore, the Owner is not eligible to receive an Accelerated Death Benefit payment if he/she is:

•                  Required by law to use this payment to meet the claims of any creditor(s), whether in bankruptcy or not; or

•                  Required by a government agency to use this payment in order to apply for, obtain, or keep Medicaid benefits or any other government benefit or entitlement.

•                  Although the payments made under this Rider are intended to qualify for favorable tax treatment under section 101(g) of the Federal Internal Revenue Code of 1986, as amended, payments made under this Rider may be taxable.  The Owner should consult a competent tax adviser to determine the current tax consequences before requesting any accelerated proceeds.

•                  The Cash Value, loan value and Death Benefit payable under the policy will be reduced by any lien outstanding due to the payment of an Accelerated Death Benefit under this Rider.

DEFINITIONS

Additional terms not defined in this section, or elsewhere in this Rider, are explained in the base policy.

Accelerated Death Benefit.  The prepayment of a portion of the Death Benefit to the Owner when the conditions described in this Rider are met. This prepayment reduces the Death Benefit otherwise payable under the life insurance policy.

Immediate Family Member.  An Insured’s spouse, civil union or domestic partner and anyone who is related to the Insured or the Insured’s spouse, civil union or domestic partner, including a parent, grandparent, child, foster child, grandchild, brother, sister, aunt, uncle, first cousin, nephew or niece. This includes adopted, in-law and step-relatives.

Insured.  The person covered under the base policy. This term does not include other persons covered under other riders which are part of the policy.

Physician.  A doctor of medicine or osteopathy legally authorized to practice medicine and surgery by the State in which he or she performs such function or action (including a Physician within the meaning of Section 1961(r)(1) of the Social Security Act).  It does not include an Insured or Owner under this policy or an Immediate Family Member of either the Insured or Owner.

Terminally Ill or Terminal Illness. This means the Insured has been certified by a Physician as having an illness or physical condition which can reasonably be expected to result in death in twelve (12) months or less after the date of the certification.

PAYMENT OF THE ACCELERATED DEATH BENEFIT

Accelerated Death Benefit Amount

The minimum and maximum Accelerated Death Benefit amounts available are shown on the Rider Data Page.

The Accelerated Death Benefit amount requested may be reduced by an Administrative Fee which is deducted from the Accelerated Death Benefit payment. See the Administrative Fee provision.

Eligibility for Accelerated Death Benefit

Subject to all other terms and conditions of this Rider, the Owner may request an Accelerated Death Benefit payment provided the following conditions are satisfied:

1.              The Accelerated Death Benefit is only available to the Owner of the policy upon written request on a form provided by AUL. We will provide such claim form within fifteen (15) days of the Owner’s request for Accelerated Death Benefit payment.  If the claim form is not provided to the Owner within fifteen (15) days, it is considered that the Owner has complied with the claim form requirements if written proof of the Insured’s Terminal Illness has been provided.

2.              Written proof of the Insured’s Terminal Illness must include a certification by a Physician, which has examined the Insured and is qualified to make the certification, that the Insured is Terminally Ill, as defined in this Rider.

3.              The Owner(s) is not eligible for an Accelerated Death Benefit which results from attempted suicide or an intentionally self-inflicted injury that occurs during the Suicide Provision period specified in the base policy.

Physical Examination

We have the right to require a second or third medical opinion to confirm eligibility for payment of the Accelerated Death Benefit. The second or third opinion is at Our expense and may include a physical examination by a Physician designated by Us. If there are conflicting opinions, eligibility for benefits shall be determined by a third medical opinion that is mutually acceptable to the Owner and Us.

Limitations or Conditions on Eligibility of Accelerated Death Benefit

The Company will pay the Accelerated Death Benefit to the Owner, subject to the following conditions:

1.                    The Company must receive at its Home Office the Owner’s written request for the Accelerated Death Benefit. Any such request must be in a form acceptable to Us. Such written request must include the Physician’s certification that the Insured is Terminally Ill.

2.              The Death Benefit Option under the policy must be Option 1 at the time an Accelerated Death Benefit payment is made.  If the Death Benefit Option is not Option 1 at the time of the Accelerated Death Benefit Payment, the Death Benefit Option will be changed to Option 1.

3.                    The Accelerated Death Benefit is limited to the minimums and maximum amounts as described in the Rider.

4.                    The Insured must be at least the Attained Age as shown on the Rider Data Page as of the date of the Physician’s certification.

5.                    Any assignee and any irrevocable beneficiary must consent in writing, on a form acceptable to the Company, to the payment of the Accelerated Death Benefit. Such written consent must be received by the Company at its Home Office.

6.                    If the Insured dies before a request for Accelerated Death Benefit has been paid, the request will be canceled and the Death Benefit Proceeds, as defined in the policy, will be paid to the beneficiary.

7.                    We will pay the Accelerated Death Benefit to the Owner, or Owner’s estate while the Insured is living, unless the Accelerated Death Benefit has been otherwise assigned or designated in writing by the Owner.

8.                    The Company will pay the Accelerated Death Benefit in a lump sum payment immediately upon receipt of due proof of written request as described in the Eligibility for Accelerated Death Benefit provision and all requirements as described in this Rider have been satisfied.

9.                    While a lien is outstanding under this policy, no changes may be made to the plan or Face Amount of the policy.

10.             We reserve the right to include in the lien any due and unpaid Monthly Deductions.

Liens

When an Accelerated Death Benefit is paid under this Rider, a lien is created against the Death Benefit of the policy. The lien is the amount of the Accelerated Death Benefit that We pay per the Owner’s written request (subject to the limitations and amounts permitted for the Accelerated Death Benefit as described in this Rider), plus lien charges to the next policy Anniversary. The lien is added to any previous existing liens on the policy. Any outstanding lien will continue against the policy until the policy terminates.

The lien does not reduce the Cash Value of the policy. However, the portion of the Cash Value that is supporting the lien is not available for surrender, withdrawal or to pay any Monthly Deductions due on the policy. The portion of the Cash Value that is supporting the lien will be transferred to the Fixed Account at the time of the Accelerated Death Benefit payment. The amount of all outstanding liens and accrued lien charges will be deducted from any proceeds ultimately payable at death, maturity or upon surrender of the policy.

Lien Charges

Any lien created for payment of the Accelerated Death Benefit will incur lien charges at the current applicable loan interest rate. The interest rate used to determine the lien charge for the portion of the lien equal to or exceeding the Cash Value will equal the loan interest rate as described in the policy Loan section of the policy.

Lien charges are payable in advance on the day the lien is created to the next Policy Anniversary. Each year, thereafter, the lien charges are added to the outstanding lien on the Policy Anniversary. If the lien charges cause the outstanding lien to exceed the policy’s Death Benefit, the policy and Rider will terminate.

Loan Repayment

An Accelerated Death Benefit payment may be requested, and therefore a lien established, while a policy loan is outstanding on the policy. On the day that We process Your request for an Accelerated Death Benefit, any current loan and loan interest due will be added to the lien amount and the loan will be satisfied.

Administrative Fee

A one-time Administrative Fee may be charged when an Accelerated Death Benefit is paid under this Rider. This charge is associated with the Company’s administrative costs for processing an Accelerated Death Benefit payment for the Owner. This charge is deducted from the Accelerated Death Benefit payable, and it is included in the lien that is created as a result of that payment. The Administrative Fee is shown on the Rider Data Page.

Effect of Lien on Other Policy Provisions

While a lien is in effect against the policy, it will impact the policy’s benefits and provisions as follows:

1.              The Death Benefit Proceeds payable if the Insured dies while the policy is in force will be reduced by the amount of any outstanding lien.

2.              The Cash Value available upon surrender of the policy will be reduced by the amount of any outstanding lien. However, the Cash Value will include a refund of any lien charge paid past the effective date of the policy surrender.

3.              The loan value available under the policy will be reduced by the amount of any outstanding lien and accrued lien charge.

4.              If the policy lapses while a lien is outstanding and is later reinstated, the lien must first either be repaid or reinstated. If the Rider is not reinstated, the lien, plus any lien charges due, must be repaid.

5.              Upon the Owner’s request for Accelerated Death Benefit and upon payment, the Company will provide to the Owner, and any irrevocable beneficiary, a statement demonstrating the effect of the Accelerated Death Benefit on the Cash Value, Death Benefit and loan value of the base policy.

GENERAL PROVISIONS

Incontestability

In the absence of fraud, We will not contest this Rider after it has been in force during the lifetime of the Insured for two (2) years from the Policy Date. After two (2) years We may contest this Rider for non-payment of premium of the base policy or fraud in the procurement of the policy when permitted by applicable state law Where the Rider is delivered or issued for delivery.

Premium Requirement

There is no separate premium required for this benefit. However, this Rider does not eliminate the need to pay premiums to keep the policy in force. The Owner must continue to pay any premiums necessary to cover Monthly Deductions and avoid policy lapse as described in the policy or in any applicable riders attached to the policy.

Reinstatement

If the policy to which this Rider is attached is reinstated, this Rider will also be reinstated provided the maximum Accelerated Death Benefit has not been paid under this Rider.  Any previous lien created against the Death Benefit of the policy must be repaid or reinstated.

Termination

This rider terminates on the earliest of:

1.        The date the policy to which this Rider is attached terminates;

2.        The date of the Insured’s death;

3.        The date the amount of any loan(s) plus total lien, including lien charges, exceeds the policy Death Benefit. If this happens, the policy and any other riders attached also terminate.

4. Upon written request of the Owner; or

5. Upon the Owner exercising the Overloan Protection Rider.

Termination of the Rider will not prejudice the payment of the Accelerated Death Benefit for any claim that occurred while the Rider was in force.

Signed for American United Life Insurance Company® by,